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                            December 9, 2020

       Dmitry Kozko
       Chief Executive Officer
       Motorsport Gaming US LLC
       5972 NE 4th Avenue
       Miami, FL 33137

                                                        Re: Motorsport Gaming
US LLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted November
24, 2020
                                                            CIK No. 0001821175

       Dear Mr. Kozko:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Results of Operations
       Revenue, page 58

   1.                                                   Please separately
disclose and analyze the amount of revenue recognized from the sale of extra content for each
reporting period presented.
 Dmitry Kozko
FirstName
MotorsportLastNameDmitry
           Gaming US LLC Kozko
Comapany9,
December  NameMotorsport
             2020        Gaming US LLC
December
Page 2    9, 2020 Page 2
FirstName LastName
Business
Strategic Licenses and Partnerships
NASCAR, page 79

2. In certain locations, you state that you have an exclusive license to be the official video game developer and publisher for NASCAR. Here, you more specifically note that you have the exclusive right, subject to certain exceptions, to develop, promote, advertise, distribute, manufacture and package simulation-style video game products. Please revise to briefly summarize the exceptions to your exclusive right and define "simulation-style video game products."
Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2020
and 2019
Unaudited Consolidated Statements of Changes in Member's Equity for the Nine Months Ended
September 30, 2020 and 2019, page F-4

3. Please clarify how your purchase of the 26.2% interest in 704Games for $1,200,000 was
         allocated among Members    Deficiency Attributable to Motorsport
Gaming US LLC and
         Noncontrolling interest. Refer to the authoritative accounting literature upon which you have relied.
Notes to Unaudited Consolidated Financial Statements
Note 3 - Intangible Assets, page F-11

4. Your disclosure on page 80 states that you entered into a licensing agreement with Epic
         Games International on August 11, 2020 requiring you to pay a license fee, royalties and support fees. Please clarify your accounting for this license agreement, including any license fee payments made. Please also revise your disclosure to describe the terms of the agreement, including the future payments you are required to make under the agreement.
Consolidated Financial Statements for the Years Ended December 31, 2019 and
2018
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation, page F-23

5. Please clarify your ownership percentage interest in each of your subsidiaries disclosed in
         Note 1. Also, please supplementally provide us with your calculation of net income attributable to non-controlling interests for each period presented clarifying how profits and losses are allocated to the non-controlling interests based on ownership percentages.
 Dmitry Kozko
FirstName
MotorsportLastNameDmitry
           Gaming US LLC Kozko
Comapany9,
December  NameMotorsport
             2020        Gaming US LLC
December
Page 3    9, 2020 Page 3
FirstName LastName
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Serge V. Pavluk, Esq.